Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 21, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238
Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated October 29, 2021, on the audit conducted by the USFDA at our formulations manufacturing facilities (FTO 7 & FTO 9) at Duvvada, Visakhapatnam, we wish to inform you that the Company has received the Establishment Inspection Report (EIR) from the USFDA indicating closure of the inspection.

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.